UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 17, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly Traded Company

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n.º 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in continuity to the Material Facts disclosed on March 16, 2018, July 26, 2018, August 9, 2018 and September 13, 2018 and to the Notice to Shareholders disclosed on September 14, 2018, hereby informs its shareholders and the market in general that, on October 16, 2018 ended the period for the shareholders of the Company (a) who did not vote in favor of the resolutions set forth in items (i) to (iv) of the agenda of the Extraordinary Shareholders’ Meeting of Fibria held on September 13, 2018 (“Shareholders’ Meeting”), (b) who abstained from voting on the resolutions set forth in items (i) to (iv) of the Shareholders’ Meeting agenda, or (c) that did not attend the Shareholders’ Meeting, to expressly manifest their intention to exercise the right of withdrawal.

The Company was informed, through its custodian agents, that during the period for the exercise, none of the shareholders exercised the right of withdrawal.

São Paulo, October 17, 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO